PRIMARI ANALYTICS

Why struggle working long hours? Just e-mail/text DAN, your AI Digital Employee for business tasks


PRIMARI
Analytics

primari.ai New York NY

Technology Software Automation B2B Artificial Intelligence

Highlights

Highlights

1. Founded by a team of technology innovators, data experts and serial entrepreneurs with 2 successful exits

2. Invest in an always-learning asset that makes small tasks or tedious, multi-step complex projects, as easy as sending an email or a text msg

3. Technology advisor is NASDAQ's cloud architect and pioneer of leading edge technologies and data science products

4. World-class board includes executives with leadership experiences at HSBC, Deloitte, McKinsey, Johnson and Johnson and Celgene

5. Must-have solution that allows people to use email or SMSText to instruct software platforms to complete tasks and assignments in minutes

6. Timing: 100% workers use email, 95% workers seek better work tools, 60% workers rely on mobile phones, 56% workers use more work tools than ever

7. Est. Market size: $33.9bn across 6 million SMBs in US (100 million globally); and 30,000 enterprise businesses in US (220,000 globally)

8. Bigger market potential than competitors. No apps, no learning curve, no changes to work
7. Est. Market size: $33.9bn across 6 million SMBs in US (100 million globally); and 30,000 enterprise businesses in US (220,000 globally)

8. Bigger market potential than competitors. No apps, no learning curve, no changes to work habits. Just SMART Tech via Friendly AI

Our Team



Francisco Gomez Co-Founder - CEO

Data & Analytics, intelligence solutions, strategy and operations professional. Designed and released products for PwC's global staff. Mentor and Entrepreneur-In-Residence at Stevens Tech Venture Center, serve on the board of advisors at Rutgers U.

Wouldn't it be nice to ask smart technology to complete work at your request? PRIMARI's smart technology allows you to communicate with CRM, Accounting, Marketing, and other software programs in the same way you talk to other people. Our Friendly AI simplifies working anywhere/any time, saves hours of manual work, and is convenient and easy-to-use.



Andrei Volgin Co-Founder - CTO

Andrei is the co-founder and CTO of PRIMARI Analytics. Andrei is a serial tech entrepreneur and former financial industry executive.



DAN - Digital Analyst Digital Analyst

DAN is a digital analyst powered by Friendly AI, and trained across business platforms, social media, and universal business skills. DAN loves efficiency, helping others and is constantly learning new skills.



Darshan Khedekar Technology Advisor

Darshan is NASDAQ's cloud architect and pioneer of fintech and market data products using bleeding edge technologies, data science and machine learning.



Diane Derasmo Board Director

Diane was Vice Chairman Emerita of HSBC Bank USA, received American Banker's Lifetime Achievement Award in 2016 and she was recognized as one of the 25 Most Powerful Women in Banking. Her expertise spans across investment and corporate banking.



Katherine Kalin Board Director

Katherine has more than 25 years experience as a senior executive in healthcare and professional services. She led corporate strategy at Celgene, held leadership roles in general management at J&J, and is a former partner of McKinsey & Co.

Simplifying anywhere/any time work with AI for business professionals

primari.ai **@PRIMARI_AI** **LinkedIn**

Why are millions of people forced to use complex software and work for hours from desktop computers? Why not let advanced cognitive technology do the work for millions of users from the convenience of any device?

Meet DAN - Our Digital Analyst Who Understands Natural Language and Uses AI-Powered Business Skills to Complete Assignments in Minutes


No Effort | No Wait | Smart Tech

1 - From any device, users can e-mail, text or use their voice to assign simple tasks or long, tedious, multi-step assignments to DAN.

2 - DAN quickly translates the human request into computer code that activates a collection of AI-Powered business skills across functional business (CRMs, ERPs, SaaS) and Social Media platforms.

3 - In minutes, DAN delivers a complete assignment.

Our Story

We are a team of technology innovators and data experts working together to solve the need for convenience, simplicity, and speed that business users need to operate efficiently in the most dynamic markets.

Our Mission

Use Artificial Intelligence to simplify and improve the *anywhere/any time* work experience, reduce workloads, empower professionals to use any software platform – *with no prior training or skills* - and enhance job satisfaction for millions of workers.

A Diverse Team

Our diversity, combined with our passion for technology innovation, data, and saving time, guides us to find creative solutions to contemporary challenges and advance the virtualization of work.



Francisco Gomez
Co-Founder/CEO
PwC, Kirkland & Ellis, Dealogic



DAN
Digital Analyst
PRIMARI Analytics



Andrei Volgin
Co-Founder/CTO
Fmr. Co-founder Spiral Universe, Adamant Media Corp., Adamant Financial Corp.



Darshan Khedekar
Technical Advisor
NASDAQ



Katherine Kalin
Independent Director
Fmr. Executive Celgene, J&J.



Diane D'Erasmo
Independent Director
Fmr. Vice Chair HSBC Corp. Banking N.A.

Fmr. Partner McKinsey & Co.

Francisco Gomez (Co-Founder/CEO), Andrei Volgin (Co-Founder/CTO), DAN (Digital Analyst), Darshan Khedekar (Technology Advisor - NASDAQ), Katherine Kalin (Independent Director - Celgene, J&J, McKinsey), Diane D'Erasmo (Independent Director -HSBC Vice Chairman Emerita)


Founders Interview
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What Problem Does DAN Solve?

DAN simplifies and improves the *anywhere/any time* work experience and reduces workloads with minimum effort. DAN addresses the impatience, delays, and frustrations caused by tight deadlines, complex software, and lack of skills that business professionals face every day.

DAN eliminates hours of manual work on desktop computers. It also eliminates the learning curve of new software which, often requires sitting through hours of training, tiresome calls with customer support, or tedious study of user manuals just to be able to input or retrieve raw data that *still* needs hours of manual work.

Current Solutions to the Problem

Delegating assignments to skilled staff is today's preferred choice, but automation solutions are slowly gaining ground.

Companies are hiring high-priced talent, budgeting billions of dollars to upskill/retrain staff, and adopting low-code platforms and industrial grade automation.

However, people's time, skills, and abilities do not easily scale, and many end-users lack the time and tech-skills required to use low-code and complex automation tools. Hence, they go back to delegating assignments to others.

Why is DAN a Must-Have?

Do you know anyone who likes spending hours sitting at the computer doing manual work? or Do you know anyone who enjoys rushing to find a coffee shop, or hotel lobby to get Wi-Fi and do urgent work?
DAN is fast, convenient, and powered by easy-to-use smart technology (Friendly AI).


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DAN -Digital Analyst Powered by Friendly AI
PRIMARI Analytics

As an intelligent analyst, DAN understands natural human language and completes and delivers tasks in minutes. DAN also takes on tedious, complex, multi-step assignments that frustrate users and take hours to complete.


Qlik



DAN continuously adds skills and masters more software platforms, so you don't have to.

DAN doesn't interfere with users' work habits, there is no learning curve and can be used from any device, without the need to download apps, remember passwords, or reconfigure settings. – *Simply ask via e-mail or SMS text, DAN gets it done*.

Opportunities Found in Market Trends

Advanced tech only goes mainstream when complexity is removed, and when consumers gain convenience and utility from a product.

Why not use AI to help everyone (without the need for prior experience) work easily with any business tool, from anywhere, at any time and significantly improve their productivity and work experience?

Technology is advancing at a faster pace than people's ability to adapt and learn.

Instead of training millions of people to learn new technology skills, why not train one smart technology that can be used by millions of people?

Trends Driving Momentum - Why Now?

Now, more than ever, we need easy-to-use intelligent technology that simplifies work, improves work-life balance and is dependable.

Skill-based hiring, increased demands on workers, and higher anywhere/any time work expectations require simpler and more convenient work tools opening a market for DAN.

-95% of workers want better work tools

-60% of staff rely on mobile devices

-56% of employees are using more work tools than in the last 2 years

Just as important as what has changed, PRIMARI's team focuses on what has not changed: Workplace expectations and the demand for a fast turnaround of work.

***Today, more than ever, demand is growing for software that simplifies tasks, shortens delivery time, and facilitates working from anywhere.*

Our Differentiation

Our differentiation is rooted in innovation that appeals to a broad market opportunity, technology, and intellectual property sustained by multiple competitive advantages.

DAN's simplicity and convenience permit executives and employees across a broad range of industries to become users.

DAN's intelligent technology, skillsets, and user-focused-design, supported by intellectual property protection, serve as highly durable competitive advantages.

Market Size

Multiple sources confirm a large and growing market that will allow for $100m+ in revenue for an innovative, must-have solution.

All AI - estimated to reach $126bn in 2025 (Statista)

Virtual Assistants - estimated to be $25.63bn in 2025 (Research and Markets)

Hyper Automation - estimated to reach $13.83bn in 2025 (Xorlogics)

PRIMARI's *bottom-up* estimated total market size is $33.9bn

Our Philosophy

Focus - To be the user's preferred choice, we must focus on what is important to the user and eliminate non-essential opportunities for PRIMARI.

Simplicity - We will put ourselves in the users' minds to understand their needs and preferences and eliminate all that is unnecessary to facilitate our users' meeting their goals.

Convenience - We will earn users' trust if our technology is always available and easy to use when users need us most.

Speed - Users will choose us if we are responsive, reliable and fast in meeting their needs. Slow technology and delayed improvements convey sub-optimal processes, problems and unreliability.

Dangers - ***Status Quo*** – Biggest detriment to innovation. *Bureaucracy* - Reduces speed and kills innovation. *Ego* – Is dangerously blinding at the personal or organizational level.

Downloads

Letter to Prospective Investors.pdf

PRIMARI Analytics - Philosophy.pdf

PRIMARI Analytics - 1-Page Overview.pdf

PRIMARI Analytics - Investors FAQ.pdf

Companies Devote Budgets to AI - WSJ.pdf

CEO COVID-19 Rise of Digital Workplace.pdf

Future Of Work Is Anywhere Anytime.pdf

The Future Of Work Is Skills - Jamie Dimon.pdf

69pct of Routines to be Automated GARTNER .pdf

No. 1 Tech Trend - Hyperautomation Gartner .pdf

Automation with Intelligence - Deloitte.pdf

PRIMARI Analytics - Pitch Deck.pdf

PRIMARI Analytics - Team Bios.pdf